Filed Pursuant to Rule 433
Registration No. 333-131369

Subject to Completion

Preliminary Term Sheet dated July 22, 2008

Units
Accelerated Return Notes[SM]
Linked to the Dow Jones – AIG Commodity Index[SM] *– Excess Return*
Due October , 2009
$10 principal amount per unit
Pricing Supplement/Term Sheet No. 175

AB Svensk Exportkredit (Swedish Export Credit Corporation)

*Expected Pricing Date**	*August , 2008*
*Settlement Date**	*August , 2008*
*Maturity Date**	*October , 2009*
CUSIP No.	

Accelerated Return Notes[SM]

- *3-to-1 upside exposure, subject to a cap of 17% to 21%*
- *A maturity of approximately 14 months*
- *1-to-1 downside exposure, with no downside limit*
- *No periodic interest payments*
- *No listing on any securities exchange*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page P4 of product supplement ARN-2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to SEK	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in July or August 2008, the settlement date may occur in August or September 2008 and the maturity date may occur in October or November 2009. Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“ARNs®” is a registered service mark of Merrill Lynch & Co., Inc.

“Dow Jones,” “AIG” and “Dow Jones-AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. and have been licensed for use by SEK.

Merrill Lynch & Co.

August [    ], 2008

Summary

The Accelerated Return NotesSM Linked to the Dow Jones – AIG Commodity IndexSM – Excess Return due October     , 2009 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation) that provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones – AIG Commodity IndexSM – Excess Return (Bloomberg, L.P. index symbol “DJAIG <Index>“) (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on the Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Public Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 19%, the midpoint of the range of 17% and 21%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of an investment in the Index Components.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 229.622, the closing level of the Index on July 14, 2008, and a hypothetical Capped Value of $11.90, the midpoint of the range of $11.70 and $12.10.

Example 1—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 229.622

Hypothetical Ending Value:  183.698

$10 ×	(183.698)	= $8.000
229.622

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 102% of the hypothetical Starting Value:

Hypothetical Starting Value: 229.622

Hypothetical Ending Value:  234.214

$10 +	($30 ×	(234.214 – 229.622))	= $10.600
229.622

Payment at maturity (per unit) = $10.60

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 229.622

Hypothetical Ending Value:  275.546

$10 +	($30 ×	(275.546 – 229.622))	= $16.000
229.622

Payment at maturity (per unit) = $11.90        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for a hypothetical Starting Value of 229.622 (the closing level of the Index on July 14, 2008) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪	the pretax annualized rate of return of a hypothetical investment in the Index Components.

The table below assumes a hypothetical Capped Value of $11.90, the midpoint of the range of $11.70 and $12.10.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the Index Components (1)(2)
114.81	-50.00%	$5.00	-50.00%	-52.04%	-52.04%
137.77	-40.00%	$6.00	-40.00%	-39.83%	-39.83%
160.74	-30.00%	$7.00	-30.00%	-28.73%	-28.73%
183.70	-20.00%	$8.00	-20.00%	-18.49%	-18.49%
206.66	-10.00%	$9.00	-10.00%	-8.96%	-8.96%
211.25	-8.00%	$9.20	-8.00%	-7.12%	-7.12%
215.84	-6.00%	$9.40	-6.00%	-5.31%	-5.31%
220.44	-4.00%	$9.60	-4.00%	-3.52%	-3.52%
225.03	-2.00%	$9.80	-2.00%	-1.75%	-1.75%
229.62 (3)	0.00%	$10.00	0.00%	0.00%	0.00%
234.21	2.00%	$10.60	6.00%	5.13%	1.73%
238.81	4.00%	$11.20	12.00%	10.10%	3.44%
243.40	6.00%	$11.80	18.00%	14.92%	5.13%
247.99	8.00%	$11.90 (4)	19.00%	15.71%	6.81%
252.58	10.00%	$11.90	19.00%	15.71%	8.46%
275.55	20.00%	$11.90	19.00%	15.71%	16.50%
298.51	30.00%	$11.90	19.00%	15.71%	24.17%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from July 21, 2008 to September 15, 2009, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Index Components included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on July 14, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the hypothetical Capped Value of $11.90 (the midpoint of the range of $11.70 and $12.10).

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement and the sections “Risks Associated With Foreign Currency Notes And Indexed Notes” and “Description of the Notes – Risks Relating to Jurisdiction and Enforcement of Judgments” included in the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the Index Components.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪	Ownership of the Notes will not entitle you to any rights with respect to futures contracts or commodities included in or tracked by the Index or the underlying commodities.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales of the Index Components by Merrill Lynch and its affiliates may affect your return.

▪	Trading in the Index Components can be volatile based on a number of factors that we cannot control.

▪	Suspensions or disruptions of trading in the commodity or related futures markets, or in the Index, may affect the value of the Notes.

▪	The Notes will not be regulated by the Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that are less regulated than U.S. markets.

▪	Tax consequences are uncertain.

Additional Risk Factors

Certain commodity prices have recently been at historical highs and there is no assurance that such price levels will be sustained or repeated.

The price levels of certain types of commodities, particularly energy products, have recently been at historic highs, which tends to increase the level of the Index. There can be no assurance that these price levels will be sustained or repeated in future periods, and the level of the Index could decline in the future.

The Index is a rolling index.

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative ‘roll yields’ which would adversely affect the level of the Index and the value of the Notes.

The Notes include the risk of concentrated positions in one or more commodity sectors.

The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, approximately 39% of the component commodities of the Index are energy oriented. Accordingly, a decline in value of commodity futures traded in this sector would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and hence the value of the Notes could decline. Two other sectors each represent over 15% of the component commodities of the Index. See “The Index” below.

The Notes are linked to the Dow Jones-AIG Commodity IndexSM – Excess Return and not the Dow Jones-AIG Commodity Index Total ReturnSM.

The Notes are linked to the Dow Jones-AIG Commodity IndexSM – Excess Return, and not the Dow Jones-AIG Commodity Index Total ReturnSM. The Dow Jones-AIG Commodity IndexSM – Excess Return reflects returns that are potentially available through an unleveraged investment in the Index Components. The Dow Jones-AIG Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity IndexSM – Excess Return, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-AIG Commodity IndexSM – Excess Return and not the Dow Jones-AIG Commodity Index Total ReturnSM, the return from an investment in the Notes will not reflect this total return feature.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of any rights with respect to any futures contracts or commodities included in or tracked by the Index.

▪	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 17% and 21%.

▪	You seek interest payments or other current income on your investment.

▪	You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Pricing Date Market Disruption Event

In the event a Market Disruption Event occurs on the Pricing Date, the Calculation Agent will establish an initial value for the Index (the “Initial Index Level”) and the Starting Value pursuant to the following “Pricing Date Market Disruption Calculation”:

(1)	With respect to each commodity or futures contract the value of which is tracked by the Index and which is not affected by the Market Disruption Event (an “Unaffected Component”), both the Initial Index Level and the Starting Value will be based on the exchange published settlement price of such Unaffected Component on the Pricing Date.

(2)	With respect to each commodity or futures contract the value of which is tracked by the Index and which is affected by a Market Disruption Event (an “Affected Component”):

(a)	the Calculation Agent will establish the Initial Index level on the Pricing Date based on (i) the above-referenced settlement price of each Unaffected Component and (ii) the latest exchange published settlement price for each Affected Component on the Pricing Date;

(b)	the Calculation Agent will adjust the Initial Index Level for purposes of determining the Starting Value based on the exchange published settlement price of each Affected Component on the first day following the Pricing Date on which no Market Disruption Event occurs with respect to such Affected Component. In the event that a Market Disruption Event occurs with respect to any Affected Component on each Market Measure Business Day to and including the third scheduled Market Measure Business Day following the Pricing Date, the Calculation Agent (not later than the fourth scheduled Market Measure Business Day) will estimate the price of such Affected Component used to determine the Starting Value in a manner that the Calculation Agent considers commercially reasonable under the circumstances; and

(c)	the final term sheet made available in connection with sales of the Notes will set forth the Initial Index Level, a brief statement of the facts relating to the establishment of the Initial Index Level (including a description of the relevant Market Disruption Event(s)), and the Starting Value.

(3)	The Calculation Agent will determine the Initial Index Level by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2) above, using the then current method for calculating the Index. The exchange on which a futures contract included in the Index is traded for purposes of the above definition means the exchange used to value such futures contract for the calculation of the Index.

The Index

The Dow Jones-AIG Commodity IndexSM – Excess Return

All disclosure contained in this term sheet regarding the Dow Jones-AIG Commodity IndexSM – Excess Return, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones & Company, Inc. (“Dow Jones”), AIG International Inc. (“AIGI”) and AIG Financial Products Corp. (“AIGFP”) as stated in these sources and these policies are subject to change at the discretion of Dow Jones, AIGI and AIGFP. SEK, MLPF&S and their affiliates have not independently verified and make no representation as to the accuracy or completeness of such information. Neither we, nor MLPF&S, nor any of our or its affiliates, accept any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is a proprietary index that was created by Dow Jones and AIGI to provide a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998 and is currently comprised of futures contracts (each, an “Index Component”) on nineteen physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The nineteen commodities that currently comprise the Index (the “Index Commodities”) are: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (the “CBOT”). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange (the “LME”). The actual futures contracts comprising the Index for 2008 are set forth below.

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-AIG Business Days each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and AIGI at any time. Currently, Dow Jones disseminates the Index level at approximately 15 second intervals from 8:00 a.m. to 3:30 p.m., New York time, and publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each DJ-AIG Business Day on Bloomberg page DJAIG.

A “DJ-AIG Business Day” means a day on which the sum of the Commodity Index Percentages (as described below) for the Index Commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the basket of commodities included in the index. The Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to avoid being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually and in addition, the Index is rebalanced annually a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The Index is intended to provide a stable benchmark so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

A futures contract known as a Designated Contract is selected by the Dow Jones-AIG Commodity Index Supervisory Committee (the “Supervisory Committee”), in consultation with the Dow Jones-AIG Commodity Index Advisory Committee (the “Advisory Committee”) for each DJ-AIG Commodity Index Commodity.

The Designated Contracts for the Index Commodities eligible for inclusion in the Index are traded on the CBOT, the LME, the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”) and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weighting of Designated Contract(1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	6.75%	LME	25 metric tons
Coffee	Coffee “C” cents/pound	2.49%	CSCE	37,500 lbs
Copper	High Grade Copper(2) cents/pound	6.45%	COMEX	25,000 lbs
Corn	Corn cents/bushel	7.12%	CBOT	5,000 bushels
Cotton	Cotton cents/pound	2.32%	NYCE	50,000 lbs
Crude Oil	Light, Sweet Crude Oil $/barrel	14.79%	NYMEX	1,000 barrels
Gold	Gold $/troy oz.	5.97%	COMEX	100 troy oz.
Heating Oil	Heating Oil cents/gallon	4.51%	NYMEX	42,000 gallons
Lean Hogs	Lean Hogs cents/pound	2.69%	CME	40,000 lbs
Live Cattle	Live Cattle cents/pound	4.20%	CME	40,000 lbs
Natural Gas	Henry Hub Natural Gas $/mmbtu	15.92%	NYMEX	10,000 mmbtu
Nickel	Primary Nickel $/metric ton	1.86%	LME	6 metric tons
Silver	Silver cents/troy oz.	2.42%	COMEX	5,000 troy oz.
Soybeans	Soybeans cents/bushel	7.30%	CBOT	5,000 bushels
Soybean Oil	Soybean Oil cents/pound	2.93%	CBOT	60,000 lbs
Sugar	World Sugar No. 11 cents/pound	2.70%	CSCE	112,000 lbs
Unleaded Gasoline	Reformulated Gasoline Blendstock for Oxygen Blending cents/gallon	4.12%	NYMEX	42,000 gallons
Wheat	Wheat cents/bushel	3.66%	CBOT	5,000 bushels
Zinc	Special High Grade Zinc $/metric ton	1.80%	LME	25 metric tons

(1)	Reflects the approximate weightings as of June 16, 2008 of the nineteen commodities currently included in the Index.
(2)	The Index uses the high-grade copper contract traded on the COMEX Division of the NYMEX for Copper contract prices and LME volume data in determining the weighting for the Index.

The following is a list of the Index Commodities included in the Index for 2008, as well as their respective Commodity Index Multipliers for 2008:

Index Commodity	2008 Commodity Dow Jones- AIG Commodity Index Multiplier
Aluminum	0.10645781
Coffee	84.120443
Copper	82.54348926
Corn	44.7310438
Cotton	132.43156928
Crude Oil	5.105325830
Gold	0.31597088
Heating Oil	54.36015533
Lean Hogs	168.46568907
Live Cattle	190.25365903
Natural Gas	57.15082625
Nickel	0.00365076
Silver	6.55442858
Soybeans	22.47835932
Soybean Oil	204.03994223
Sugar	1,031.60874052
Unleaded Gasoline	56.53635029
Wheat	19.18098866
Zinc	0.04488315

Commodity Groups

The weightings by Index Commodity Groups are as follows:

Dow Jones-AIG Commodity Index Weighting by Commodity Group as of June 16, 2008

Base Metals	16.86%
Energy	39.34%
Grains	18.08%
Precious Metals	8.39%
Livestock	6.89%
Softs	7.51%
Vegetable Oil	2.93%

Annual Reweighting and Rebalancing of the Index

In consultation with the Advisory Committee, the Supervisory Committee meets annually to determine the composition of the Index in accordance with the rules established in the Index handbook. The Supervisory Committee consists of two members appointed by AIGFP and one member appointed by Dow Jones. Advisory Committee members are drawn from the academic, financial and legal communities. The new target weights for the commodity components were determined and approved by the Supervisory Committee in August 2007 with changes in index composition effective January 2008.

The relative weightings of the component commodities included in the Index are determined annually according to both liquidity and dollar-adjusted production data in two-thirds and one-third shares, respectively. Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic United States dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic United States dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

▪	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

▪	No single commodity may constitute more than 15% of the Index;

▪	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

▪	No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the Index for such day to create the Commodity Index Multiplier (the “CIM”) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Computation of the Index

The Index is calculated by Dow Jones, in conjunction with AIGI by applying the impact of the changes to the prices of the Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index Components are multiplied by the prices for the Index Components. These products are then summed. The percentage change in this sum is then applied to the prior level of the Index to calculate the current level of the Index.

License Agreement

Dow Jones, AIGI and SEK have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK, in exchange for a fee, of the right to use the Dow Jones in connection with certain securities, including the Notes.

The license agreement among Dow Jones, AIGI and SEK provides that the following language must be set forth in this term sheet:

“Dow Jones®”, “DJ”, “AIG®” “Dow Jones-AIG Commodity IndexSM,” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by SEK.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. (“Dow Jones”), American International Group, Inc. (“American International Group”), AIG Financial Products Corp. (“AIG-FP”) or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the DJ-AIGCISM, which is determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to SEK or the Notes. Dow Jones and AIG-FP have no obligation to take the needs of SEK or the owners of the Notes into consideration in determining, composing or calculating DJ-AIGCISM. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to Notes customers, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Licensee, but which may be similar to and competitive with the Notes. In addition, American International Group, AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM and Dow Jones-AIG Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity IndexSM, and Notes.

The Term Sheet relates only to Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. The information in the Term Sheet regarding the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity IndexSM components in connection with Notes. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY SEK, OWNERS OF THE Notes, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIG-FP AND SEK, OTHER THAN AMERICAN INTERNATIONAL GROUP.”

The following graph sets forth the monthly historical performance of the Index in the period from January 2003 through June 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On July 14, 2008, the closing level of the Index was 229.622.

Certain U.S. Federal Income Taxation Considerations

See the discussion under the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement ARN-2.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2, dated March 26, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508065190/d424b3.htm

▪	Prospectus and prospectus supplement, each dated January 30, 2006:

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporation), and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.